UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2005

Korea Electric Power Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

167,Samseong-Dong, Gangnam-Gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities
Exchange Act of 1934, as amended, including by reference in the Registration
Statement on Form F-3 (Registration No. 33-99550) and the Registration
Statement on Form F-3 (Registration No. 333-9180).

December 15, 2005

Korea Electric Power Corporation ("KEPCO") will close its shareholders'
registry from January 1, 2006 through the date of the 45th annual ordinary general meeting of shareholders. The shareholders who are registered in
KEPCO's shareholders' registry as of December 31, 2005 will be entitled to exercise their voting rights at the ordinary general meeting of shareholders and to receive dividends for the fiscal year 2005. KEPCO exepects the date and venue of the 45th annual ordinary general meeting of shareholders to be announced in February 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Electric Power Corporation

Date: December 15, 2005	By:	Lee, Hi-Taek
	Name:	Lee, Hi-Taek
	Title:	Chief Financial Officer